UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

7 November 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

7 November 2024

Samarco update – Ratification of agreement with Brazilian Public Authorities

Further to BHP’s announcement on 25 October 2024, BHP confirms that the agreement entered into between the Federal Government of Brazil, State of Minas Gerais, State of Espirito Santo, public prosecutors and public defenders (Public Authorities) and Samarco Mineração S.A. (Samarco), BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale) (the Companies) was ratified by the Supreme Court of Brazil in Brasilia on 6 November 2024.

The Agreement delivers a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to Samarco’s Fundão dam failure on 5 November 2015 (Agreement).

The financial value of the Agreement is R$170 billion1 (US$31.7 billion2) on a 100% basis and provides reparation for the impacts of the dam failure that will be delivered to the people, communities and environment impacted by the dam failure.

As shareholders in Samarco, BHP Brasil and Vale have always been fully committed to supporting the extensive ongoing remediation and compensation efforts in Brazil. BHP Brasil will continue to focus on supporting the long-term recovery of the communities and environment affected by the dam failure.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

[1]	All financial obligations are presented on a real, undiscounted basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais.
[2]

All USD amounts throughout are calculated based on actual transactional (historical) exchange rates related to funding provided to Fundação Renova (Renova Foundation) for investment to date and future spend is calculated using 28 June 2024 BRL/USD exchange rate of 5.56.

BHP Group Limited ABN 49 004 028 077

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Josie Brophy +61 417 622 839	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 7, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary